UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated June 23, 2006
          CDC Software Reaffirms Its Superior Offers to Acquire Onyx Software

1.2       Press release dated June 23, 2006
          CDC Software to Hold a Conference Call June 27 at 4:30 p.m. EST
          to Discuss its Proposed Increased Offer to the Shareholders of Onyx
          Software Corporation

1.3       Press release dated June 27, 2006
          CDC Software Submits Follow Up Letter to SEC Concerning its Superior
          Offer to Acquire Onyx Software

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 27, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated June 23, 2006 -- CDC Software Reaffirms Its Superior Offers to Acquire Onyx Software
1.2	Press release dated June 23, 2006 -- CDC Software to Hold a Conference Call June 27 at 4:30 p.m. EST to Discuss its Proposed Increased Offer to the Shareholders of Onyx Software Corporation
1.3	Press release dated June 27, 2006 -- CDC Software Submits Follow Up Letter to SEC Concerning its Superior Offer to Acquire Onyx Software